Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

June 28, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Immediate Supplementary Report – Erasure of Class Action Against Bezeq

Bezeq hereby supplements its Immediate Report dated September 22, 2019 (Reference No. 2019-01-081564) regarding the motion for the approval of a class action against Bezeq and against another service provider, claiming the entitlement of certain populations to discounts on payments for essential services provided by the defendants.

On June 25, 2020, Bezeq received notice from the Israeli court that the claim has been erased due to the non-payment of required fees by the potential claimants.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.